May 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn:	Andrew Blume

Kevin Woody

RE:	Babcock & Wilcox Enterprises, Inc.

Comment Letter dated May 6, 2025

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 31, 2025

File No. 001-36876

Dear Mr. Blume and Mr. Woody,

We hereby acknowledge receipt of the comment letter dated May 6, 2025 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Company’s above-referenced Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”).

We submit this letter in response to the Comment Letter. For your convenience, we have reproduced the text of each of the Staff’s comments from the Comment Letter in bold type below, followed by our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 37

1.	Please revise your results of operations to ensure that you discuss all material changes in your statements of operations line items on a consolidated basis. As noted in Item 303(b) of Regulation S-K, MD&A should discuss your business as a whole with segment information provided as necessary for an understanding of your business.

Babcock & Wilcox Enterprises, Inc. 1200 E Market Street | Suite 650 Akron, OH 44316 | USA Phone: +1 330.753.4511	www.babcock.com

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will enhance the discussion of all material changes in the statement of operations line items on a consolidated basis. Further, we will discuss the business as a whole and provide segment information as necessary for an understanding of our business. The Company will incorporate discussion in the Form 10-Q for the quarter ending June 30, 2025, and future filings in response to the Staff’s comment.

Non-GAAP Financial Measures, page 39

2.	We note the non-GAAP adjustments for "Product development" and "Letter of credit fees" in your calculation of Adjusted EBITDA. We further note that product development costs include "expenses that relate to sales, marketing, and other business development expenses for...products and services still under development and not yet widely available" and letter of credit fees represent expenses "routinely incurred in the course of executing customer contracts." Considering these costs appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings or tell us why you believe inclusion complies with non-GAAP rules. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment and commencing with the quarter ending June 30, 2025, will remove “Product development” and “Letter of credit fees” adjustments from the calculation of Adjusted EBITDA for all periods presented.

Liquidity and Capital Resources

Cash and Cash Flows, page 46

3.	Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

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Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide a more informative analysis and discussion of changes in operating, investing, and financing cash flows for each period presented. The Company will explain the underlying reasons and implication of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Additionally, the Company will provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease to the Company’s liquidity. The Company will incorporate analysis and discussion in the Form 10-Q for the quarter ending June 30, 2025, and revise future filings in response to the Staff’s comment.

Presented below for illustrative purposes is an example of the additional disclosure the Company intends to include in future filings in the “Liquidity and Capital Resources, Cash and Cash Flows” section of its MD&A to address the Staff’s comment:

Cash flows used in operating activities include movements in certain operating assets and liabilities such as accounts receivable trade, net of $(14.3) million in the first quarter of 2025 compared to $16.8 million in the first quarter of 2024. The period-over-period change in this operating asset is primarily due to the timing of achievement of project milestone billings and the related collections. In addition, this balance was also impacted by the sale of several businesses in the second half of 2024 as cash collections totaling $7.5 million on receivables in the first quarter of 2024 for these businesses did not recur in the first quarter of 2025.

Critical Accounting Policies and Estimates, page 47

4.	Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will enhance the disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact on the critical accounting estimates have had or are reasonable likely to have on the financial condition and results of operations. We will discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reporting amounts to the underlying methods, assumptions, and estimates used. The Company will reflect these revisions in our Form 10-K for the year ending December 31, 2025.

Presented below for illustrative purposes is an example of the additional disclosure the Company intends on including in future filings in the “Critical Accounting Policies and Uses of Estimates” section of its MD&A relating to its policies and estimates for accounting for Goodwill and to address the Staff’s comment:

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Goodwill

Goodwill is generally recorded as a result of a business combination and represents the excess of purchase price over the fair value of the tangible and identifiable net assets acquired. We perform impairment testing of goodwill annually on October 1 or if we determine that impairment indicators are present. In assessing goodwill for impairment, we follow ASC 350, Intangibles – Goodwill and Other, which permits a qualitative assessment of whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If the qualitative assessment determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, then no impairment is determined to exist for the reporting unit. However, if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill, or we choose not to perform the qualitative assessment, then we compare the fair value of that reporting unit with its carrying amount, including goodwill, in a quantitative assessment. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired with the impairment loss measured as the excess of the reporting unit’s carrying amount, including goodwill, over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques we believe market participants would use for each of the reporting units.

The annual quantitative assessment was performed using a combination of the income approach (discounted cash flows), the market approach and the guideline transaction method. The income approach uses the reporting unit’s estimated future cash flows, discounted at the weighted-average cost of capital of a hypothetical third-party buyer to account for uncertainties within the projections. The income approach uses assumptions based on the reporting unit’s estimated revenue growth, operating margin, and working capital turnover. The market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar characteristics to the reporting unit. The guideline transaction method estimates fair value by applying recent observed transaction multiples from transactions involving companies with similar characteristics to the reporting unit’s business. The Company completed its annual goodwill impairment testing for 2024 and determined that the fair value of each reporting unit was substantially in excess of its carrying value.

For our 2023 impairment testing we performed quantitative assessments using the same approaches and methods utilized in the current year. In 2023, the fair value of the reporting units exceeded their carrying values with the exception of the Solar reporting unit, which resulted in a full impairment of the goodwill associated with this reporting unit. The underlying assumptions utilized during the prior year’s quantitative assessment remain sufficiently similar in 2024 and in line with our projections. As a result, the underlying assumptions on which the previous fair values are based have not sufficiently changed from the prior year to suggest a material difference in the 2024 fair value assessments to indicate that it is more likely than not that the fair values of the reporting units in 2024 are below their carrying amounts.

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If actual results are not consistent with the Company’s estimates and/or other assumptions change, the Company may be exposed to future impairment charges that could materially and adversely impact its financial position and results of operations.

Notes to Consolidated Financial Statements

Assets and liabilities held for sale and discontinued operations, page 63

5.	You disclose that when you classify a disposal group as held for sale, you first test "all assets other than goodwill," then goodwill, and then the disposal group in its entirety. Please tell us how your impairment testing order complies with ASC 360-10-35-39. In particular, clarify if you test long-lived assets for impairment before or after goodwill.

Response

The Company respectfully acknowledges the Staff’s comment. Consistent with ASC 360-10-35-39, assets outside of the scope of ASC 360-10 were first tested for impairment, followed by goodwill in accordance with ASC 350-20, and then the disposal group in its entirety. To clarify, the Company does not test the reporting unit’s long-lived assets for impairment before goodwill but rather tests the disposal group, inclusive of any long-lived assets, for impairment after goodwill.

In further response to the Staff’s comment, in our Form 10-K for the year ending December 31, 2025, we will revise the Assets and liabilities held for sale and discontinued operations policy within Note 2 – Significant Accounting Policies as follows:

We test for impairment when we classify a disposal group as held for sale in the following order. First, we evaluate for impairment all assets outside the scope of subtopic ASC 360-10 other than goodwill. Next, we evaluate goodwill and then the disposal group in its entirety. An impairment charge is recognized when the carrying value of the disposal group exceeds the estimated fair value, less costs to sell.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (330) 814-3057 or by email at cfrymyer@babcock.com with any questions regarding this letter.

Very truly yours,

/s/ Cameron Frymyer

Cameron Frymyer

Executive Vice President and Chief Financial Officer

Babcock & Wilcox Enterprises, Inc.

cc: John Dziewisz, Executive Vice President, General Counsel & Corporate Secretary, Babcock & Wilcox Enterprises, Inc.

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